Exhibit 99.1

The table below specifies the date, amount and weighted average price per ADS and/or Series L Share purchased by Cascade Investment, L.L.C. (“Cascade”) during the time specified.  Cascade undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of ADSs and Series L Shares purchased at each separate price.  All transactions were effected in the open market on the New York Stock Exchange, the Mexican Stock Exchange or through Electronic Communication Networks.

Date of Purchase	Number of ADSs/Series L Shares Purchased	Weighted Average Price Paid Per ADS/Series L Share (US $)	Range of Price Paid (US $)
3/28/2014	1,500	103.5623	103.3375 - 104.3300
3/28/2014	12,600	104.7527	104.3400 - 105.0000
3/27/2014	4,600	102.2280	101.8400 - 102.7300